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Exhibit 1

18 August 2003

240/03-ig

For immediate release

DRD joins prestigious Philadephia Gold Index

        With effect from today, the shares of South African gold producer, Durban Roodepoort Deep, Ltd. "DRD" (Ticker Symbol: JSE: DUR; NASDAQ: DROOY) have been included as a constituent of the benchmark Philadelphia Gold and Silver Index (the XAU).

        DRD will join fellow South African gold producers AngloGold, Gold Fields and Harmony in the index.

        Chairman and CEO, Mark Wellesley-Wood said; "The inclusion of DROOY in this index recognizes the stock's appeal to the North American investment market, as well as its exceptional liquidity. The move will also broaden our investor base and help us attract future gold investors.

Queries:	Ilja Graulich Durban Roodepoort Deep, Limited +27 11 381 7800 / 7826 (office) +27 83 604 0820 (mobile)

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  Exhibit 1
DRD joins prestigious Philadephia Gold Index